UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 5)

Under the Securities Exchange Act of 1934

Morgans Hotel Group Co.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

61748W108
(CUSIP Number)

David Fisher, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, NY 10104 (212) 541-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

1.	NAME OF REPORTING PERSON: W. Edward Scheetz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,069,117 shares of Common Stock
8.	SHARED VOTING POWER: 0
9.	SOLE DISPOSITIVE POWER: 3,384,117 shares of Common Stock
10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON	3,384,117
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	11.4%
14.	TYPE OF REPORTING PERSON: IN

Introductory Statement

This Amendment No. 5 to Schedule 13D, filed by Mr. W. Edward Scheetz (the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on August 11, 2008 as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on November 24, 2008, as subsequently amended by Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on December 15, 2008, as subsequently amended by Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Person on January 7, 2009 (the “January Schedule 13D”), as subsequently amended by Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Person on February 17, 2009 (the “February Schedule 13D”). Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the January Schedule 13D.

Since the date of filing of the February Schedule 13D, the number of shares of Common Stock beneficially owned by the Reporting Person has changed, as reported below, through the acquisition and sale of shares of Common Stock in open market transactions.

Accordingly, the purpose of this Amendment No. 5 to Schedule 13D is to amend and restate in its entirety Item 5 of the Schedule 13D as set forth below.

ITEM 5.	Interest in Securities of the Issuer.

(a)       Ownership percentages of Common Stock reported herein are based on 29,397,841 shares of Common Stock outstanding as of November 7, 2008 as reported in the Company’s Form 10-Q filed with the SEC on November 7, 2008, 300,000 shares of Common Stock issuable upon the exercise of stock options beneficially owned by the Reporting Person and 100,000 shares of Common Stock issued by the Company on or about December 1, 2008 in connection with the Reporting Person’s redemption of 100,000 vested LTIP units.

The 3,384,117 shares of Common Stock reported as being the aggregate amount beneficially owned by the Reporting Person in row (11) of the cover page to this Amendment No. 5 to Schedule 13D, represent in the aggregate approximately 11.4% of the outstanding shares of Common Stock.

The 3,384,117 shares of Common Stock reported in row (9) of the cover page to this Amendment No. 5 to Schedule 13D include 3,069,117 shares of Common Stock, over which the Reporting Person has sole dispositive power and sole voting power and 315,000 shares of Common Stock, over which the Reporting Person only has sole dispositive power but no voting power. Of the 315,000 shares of Common Stock over which the Reporting Person only has sole dispositive power but no voting power, 300,000 shares of Common Stock represent the Reporting Person’s beneficial ownership of shares of Common Stock underlying stock options that have vested and are currently exercisable and 15,000 shares of Common Stock represent the Reporting Person’s beneficial ownership of shares of Common Stock underlying certain call options.

Of the 3,069,117 shares of Common Stock reported in row (7) of the cover page to this Amendment No. 5 to Schedule 13D, over which the Reporting Person has sole voting power and sole dispositive power, 1,036,207 shares of Common Stock are beneficially owned by the Reporting Person through WES Holdings and Crosby Holdings. WES Holdings directly beneficially owns 933,607 shares of Common Stock and Crosby Holdings owns 102,600 shares of Common Stock, which WES Holdings is deemed to beneficially own as controlling member of Crosby Holdings.

Of the 3,069,117 shares of Common Stock reported in row (7) of the cover page to this Amendment No. 5 to Schedule 13D, over which the Reporting Person has sole voting power and sole dispositive power, 85,908 shares of Common Stock are beneficially owned by the Reporting Person through Bayard II and 457,603 shares of Common Stock are beneficially owned by the Reporting Person through Baxter II. The Reporting Person is deemed to beneficially own the foregoing shares of Common Stock as the sole manager of each such entity.

In addition, of the 3,069,117 shares of Common Stock reported in row (7) of the cover page to this Amendment No. 5 to Schedule 13D, over which the Reporting Person has sole voting power and sole dispositive power, 1,257,999 shares of Common Stock are directly beneficially owned by the Reporting Person, 175,000 shares of Common Stock are beneficially owned by the Reporting Person through a Two-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, 30,000 shares of Common Stock are beneficially owned by the Reporting Person through a Six-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, 16,400 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through two trusts (the “Trusts”) which directly own such shares of Common Stock for the benefit of the Reporting Person’s two minor children and 10,000 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through his spouse who directly beneficially owns such shares of Common Stock.

As set forth in the paragraphs above, of the shares of Common Stock reported in row (11) of the cover page to this Amendment No. 5 to Schedule 13D, 15,000 shares are shares of Common Stock as to which there is a right to acquire which is exercisable by the Reporting Person within 60 days, in addition to the 300,000 shares of Common Stock underlying stock options that have vested and are currently exercisable by the Reporting Person.

The Reporting Person does not beneficially own any shares of Common Stock as of February 25, 2009, other than as set forth herein.

(b)       Rows (7) through (10) of the cover page to this Amendment No. 5 to Schedule 13D sets forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition (including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c)       Except for the transfer of an aggregate of 2,400 shares of Common Stock to the Trusts and the open market sales and purchases by the Reporting Person set forth below, no transactions in the Common Stock were effected by the Reporting Person since the February Schedule 13D (up to and including February 25, 2009).

Date	Shares Purchased	Shares Sold	Price

02/17/2009	15,000		$2.44
02/17/2009	20,000		$2.50
02/17/2009	4,500		$2.50
02/17/2009	89		$2.50
02/17/2009	1,700		$2.50
02/17/2009	200		$2.46
02/17/2009	100		$2.50
02/17/2009	300		$2.50
02/17/2009	400		$2.49
02/17/2009	1,000		$2.50
02/17/2009	2,100		$2.50
02/17/2009	1,200		$2.50
02/17/2009	900		$2.50
02/17/2009	1,500		$2.50
02/17/2009	611		$2.50
02/17/2009	671		$2.50
02/17/2009	865		$2.50
02/17/2009	1,524		$2.50
02/17/2009	13,800		$2.50
02/17/2009	8,240		$2.50
02/17/2009	8,400		$2.50
02/17/2009	500		$2.46
02/17/2009	600		$2.47
02/17/2009	700		$2.48
02/17/2009	100		$2.49
02/19/2009	10,000		$2.34
02/19/2009	900		$2.33
02/19/2009	300		$2.34
02/19/2009	600		$2.35
02/19/2009	400		$2.35
02/19/2009	2,175		$2.35
02/19/2009	96		$2.34
02/19/2009	200		$2.33
02/19/2009	200		$2.34
02/19/2009	2,400		$2.35
02/19/2009	100		$2.33
02/19/2009	197		$2.35
02/19/2009	200		$2.33
02/19/2009	200		$2.35
02/19/2009	4		$2.35
02/19/2009	7		$2.35
02/19/2009	38		$2.35
02/19/2009	73		$2.35

02/19/2009	4		$2.34
02/19/2009		2,000	$2.38
02/19/2009		3,000	$2.40
02/20/2009	35,000		$1.85
02/20/2009	30,699		$1.85
02/20/2009	100		$1.85
02/20/2009	400		$1.84
02/20/2009	1,400		$1.85
02/20/2009	1,200		$1.85
02/20/2009	800		$1.85
02/20/2009	500		$1.85
02/20/2009	600		$1.84
02/20/2009	1,300		$1.84
02/20/2009	1,700		$1.85
02/20/2009	1,800		$1.85
02/20/2009	1,900		$1.90
02/20/2009	5,000		$1.85
02/20/2009	7,900		$1.85
02/20/2009	8,300		$1.85
02/20/2009	14,300		$1.85
02/20/2009	16,100		$1.85
02/20/2009	100		$1.84
02/20/2009	3,500		$1.85
02/20/2009	97		$1.90
02/20/2009	33,003		$1.90
02/23/2009	34,800		$1.64
02/23/2009	15,000		$1.64
02/23/2009	200		$1.70
02/23/2009	10,058		$1.68
02/23/2009	29,800		$1.75
02/23/2009	35,000		$1.68
02/23/2009	54,034		$1.68
02/23/2009	308		$1.68
02/23/2009	600		$1.68
02/23/2009	900		$1.75
02/23/2009	3,900		$1.75
02/23/2009	400		$1.75
02/23/2009	2,235		$1.60
02/25/2009	50,000		$1.60
02/25/2009	200,000		$1.64
02/25/2009	100,000		$1.65

(d)       No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2009

/s/ W. Edward Scheetz
W. Edward Scheetz

Exhibit Index

Exhibit	Description
1.	Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P. (previously filed)